Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 32,225,924.45	0.0001531	$ 4,933.79
Fees Previously Paid
	Total Transaction Valuation:	$ 32,225,924.45
	Total Fees Due for Filing:			$ 4,933.79
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 4,933.79
Offering Note
[1]	(1) Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of June 30, 2025, of $25.73. This amount is based upon the offer to purchase up to 1,252,465 common shares of beneficial interest, par value $0.01 per share, of Bain Capital Private Credit. (2) Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.